UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

5 Basel Street

P.O. Box 3190

Petach Tikva

4951033 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2015

TEVA PHARMACEUTICAL INDUSTRIES LTD.,

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP & CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Teva to Acquire Allergan Generics for $40.5 Billion Creating a Transformative Generics and Specialty Company Well Positioned to Win in Global Healthcare

99.2	Teva Withdraws Proposal to Acquire Mylan

99.3	Teva Reports Preliminary Second Quarter 2015 Results